Exhibit 99.7

ELEMENTAL ALTUS ROYALTIES CORP.

(formerly Elemental Royalties Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

Date of Report: April 16, 2024

This management’s discussion and analysis (“MD&A”) for Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) is intended to help the reader understand the significant factors that have affected Elemental Altus and its subsidiaries’ performance, as well as factors that may affect its future performance.

The information contained in this MD&A for the year ended December 31, 2023 should be read in conjunction with the audited consolidated financial statements for the same year. The information contained within this MD&A is as of April 16, 2024.

The referenced consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). All figures are expressed in US dollars, the Company’s presentation and functional currency, unless otherwise indicated. Additional information is available on the Company’s SEDAR profile at www.sedarplus.ca.

Contents

1.	DESCRIPTION OF THE BUSINESS	3

2.	OVERALL PERFORMANCE	4

3.	ROYALTY AND STREAM PORTFOLIO	7

4.	PRINCIPAL ROYALTIES AND STREAMS	8

5.	ROYALTY GENERATION	11

6.	DISCUSSION OF OPERATIONS	12

7.	SUMMARY OF QUARTERLY RESULTS	14

8.	LIQUIDITY AND CAPITAL RESOURCES	15

9.	BORROWINGS	15

10.	NON-IFRS MEASURES	16

11.	FINANCING ACTIVITIES	18

12.	OFF-BALANCE SHEET ARRANGEMENTS	18

13.	ACCOUNTING STANDARDS RECENTLY ADOPTED	18

14.	RELATED PARTY TRANSACTIONS	19

15.	FINANCIAL INSTRUMENTS	19

16.	OUTSTANDING SHARE DATA	21

17.	RISKS & UNCERTAINTIES	21

18.	FORWARD-LOOKING STATEMENTS	22

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

1.	DESCRIPTION OF THE BUSINESS

Elemental Altus is a TSX Venture Exchange (“TSX-V”) listed precious metals royalty company focused on acquiring royalties and streams over producing, or near producing, assets from established operators and counterparties.

The Company’s gold-focused royalty portfolio includes several top-tier operators and is diversified by jurisdiction, serving to reduce operating risk to the Company and to the individual investor. By relying on advanced assets, the Company is able to minimize funding and development risks that are outside Elemental Altus’ control. Elemental Altus focuses on acquiring royalty assets located in multiple mining jurisdictions to seek to mitigate the risks of political instability and policy changes.

The Company’s common shares are listed on the TSX-V under the symbol “ELE” and the OTCQX under the symbol “ELEMF”.

The Company’s current portfolio includes ten producing royalties spread across six jurisdictions as well as nearly seventy other royalty interests. This portfolio represents a stable current revenue profile with organic opportunities to increase future revenue. The Company benefits from strong shareholder support from its largest investor, La Mancha Resource Fund SCSp (“La Mancha”), and from other institutional investors.

Following the merger with Altus Strategies plc ("Altus”) in 2022, the Company has an enhanced capital markets portfolio providing improved scale, liquidity and analyst coverage, and took advantage of the opportunity to refinance its credit facility on improved terms. The merged team combines extensive industry experience with technical, financial and legal expertise.

In addition, the portfolio contains significant exploration upside; the Wahgnion gold mine in Burkina Faso sits within a license package of over 1,000km2, the Mercedes gold mine in Mexico sits within a nearly 700km2 license and the Caserones copper mine sits within a prospective license package of 170km2. These district- scale land packages, alongside active exploration programs on many of the Company’s assets, provide Elemental Altus with exposure to future exploration success without further operational or financial contribution.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

2.	OVERALL PERFORMANCE

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000
Total Revenue	3,960	2,573	11,744	9,639
Adjusted Revenue*	5,649	2,815	17,855	10,537
Operating Cash flows	981	296	1,993	(723)
Net profit / (loss)	2,178	(11,518)	(3,901)	(18,211)
Adjusted EBITDA*	2,766	1,005	9,831	6,683

	2023	2022	2023	2022
	GEO	GEO	GEO	GEO
Total attributable Gold Equivalent Ounces (“GEO”)	2,843	1,621	9,122	5,834

* See the “Non-IFRS Measures” section of this MD&A.

•	On February 21, 2023, the Company acquired a portfolio of 17 royalties from a wholly owned subsidiary of First Mining Gold Corp (TSX:FF) (“First Mining”) for consideration of C$4.7 million ($3.5 million) in cash and 1,598,162 common shares of the Company at a price of C$1.31 ($0.97) for a fair value of $1.5 million. The portfolio includes 19 uncapped royalties acquired, significantly expanding the development pipeline including a 2.0% Net Smelter Return (“NSR”) royalty on the development stage Pickle Crow gold project in Ontario, Canada, one of the highest grade +2 million ounce gold deposits in the world, which has previously produced over 1.5 million ounces of gold and a 1.5% NSR royalty on the development stage Hope Brook gold project in Newfoundland, Canada which has previously produced approximately 0.75 million ounces of gold.

•	On March 9, 2023, the Company entered into a binding agreement with private third-party vendors to acquire an additional 0.025% effective NSR royalty on the producing Caserones copper-molybdenum mine, located in the Atacama region of northern Chile, for consideration of $2.0 million in cash. Upon completion of the acquisition, Elemental Altus held an effective 0.443% NSR royalty on Caserones.

•	On March 27, 2023 Lundin Mining Corporation (TSX:LUN) announced that it had entered into a binding purchase agreement to acquire a 51% interest in the Caserones copper-molybdenum mine in Chile for $950 million.

•	On April 20, 2023 the Company announced that it completed the acquisition of an additional 0.25% NSR royalty on Pickle Crow from a private third-party entity for total consideration of $300,000 in cash, increasing the effective NSR royalty held by the Company to 2.25%.

•	On May 5, 2023, the acquisition of the additional 0.025% NSR royalty on Caserones was completed.

•	On August 25, 2023, the Company acquired a further 1.56 new shares in Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) from private third-party vendors for a total cash consideration of $2.60 million through a newly incorporated 100% owned company, EA Regalías Chile SpA. This acquisition increases the shareholding of the Company in SLM California to 24.35% and effective NSR interest by 0.030% to 0.473%.

•	On August 28, 2023, the Company entered into a subscription agreement with In2Metals Explorer S.à r.l. in respect of Akh Gold Ltd. Under the agreement the Company has sold an 80.1% interest in Akh Gold in return for cash, deferred cash, a $10 million expenditure commitment and a 1.5% NSR royalty.

•	On September 7, 2023, the Company acquired a 0.68% NSR royalty on the Cactus copper project in Arizona, from RCF Opportunities Fund L.P., which is 100% owned by Arizona Sonoran Copper Company Inc (TSX:ASCU) and a 0.5% Gross Revenue Royalty (“GRR”) on the Nyanga copper-nickel project in Gabon, which is 100% owned by Armada Metals Limited, for a combined consideration of $10 million paid in 11,111,111 new common shares.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

•	On November 9, 2023, the Company completed the sale of Legend Mali (BVI) III Inc. and its subsidiaries (“Legend”) to Allied Gold ML Corp (“Allied”). Through its subsidiaries Legend owned the Diba gold project in western Mali. The project is contiguous with the Sadiola Large Scale Gold Mining licence that is owned and operated by Allied. The consideration for the sale was an uncapped NSR royalty fair valued at $11.2 million, a present value cash payment of $1 million paid on closing and up to $4.53 million in cash is payable in deferred production based milestones. The gain on disposal before tax was $2.19 million.

•	On December 11, 2023, the Company secured its creditor claim against Rambler Metals and Mining Limited in relation to the Company’s Ming gold stream. The Company will receive a consideration of $12.1 million, resulting in a gain on disposal of $0.8 million. The consideration is formed of both cash and equity of shares of Firefly Metals Ltd, a listed business in Australia (formerly known as AuTECO). The initial equity component of $2.5 million (AUD$3.5 million) of Firefly Metals Ltd shares have been received in February 2024, the remaining $9.6 million (AUD$15 million) will be received in April 2025 split equally between cash and equity.

Subsequent to December 31, 2023

•	On 27 February 2024, the Company sold its initial Firefly Metals Ltd shares that it has received as part of the Ming gold stream disposal (note 6) for $2.3 million (AUD$3.5 million).

•	On March 21, 2024, the Company made a repayment of $5 million of its credit facility, as at the date of this report the borrowing balance for the Group is $25 million (2023: $30 million) and the unutilized amount of the credit facility is $15 million (2023: $10 million).

•	On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Limited (“Canyon”) for $1.17 million (AUD $1.8 million). As at December 31, 2023, the interest in Canyon was classified as an investment, Note 10.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

The following table summarizes the Company’s revenue from royalty and streaming interests during the three and twelve months ended December 31, 2023 and 2022. Adjusted revenue also includes accrued royalty revenue from equity investments for the same periods (see section 10 – Non-IFRS Measures).

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000
Revenue from royalties
Amancaya	115	272	722	994
Ballarat	-	200	214	347
Bonikro	1,162	13	1,719	45
Karlawinda	1,114	1,029	4,565	4,338
Kwale	-	75	-	325
Mercedes	259	243	869	380
Mulgarrie	-	-	30	-
Mount Pleasant	53	59	277	316
SKO	63	49	265	84
Wahgnion	785	633	2,674	2,133
Revenue from streams
Ming	-	-	-	677
Other revenue	409	-	409	-
Total revenue	3,960	2,573	11,744	9,639
Royalty revenue from equity investments
Caserones[1]	1,689	242	6,111	898
Adjusted revenue	5,649	2,815	17,855	10,537

(1)	The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 24.4% equity interest as at December 31, 2023.

The following table summarizes the Company’s GEOs from royalty interests during the three and twelve months ended December 31, 2023 and 2022.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022
	GEO	GEO	GEO	GEO
Amancaya	58	156	371	551
Ballarat	-	115	108	200
Bonikro	585	8	873	26
Karlawinda	556	592	2,340	2,404
Kwale	-	44	-	179
Mercedes	130	140	445	219
Mulgarrie	4	-	15	-
Mount Pleasant	27	34	142	174
SKO	32	28	136	48
Wahgnion	395	364	1,370	1,186
Total GEOs from royalty interests	1,787	1,481	5,801	4,987
Streams & Other income	206	-	206	327
Caserones[1]	850	140	3,115	520
Total GEOs [1]	2,843	1,621	9,122	5,834

(1) See the “Non-IFRS Measures” section of this MD&A.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

3.	ROYALTY PORTFOLIO

Elemental Altus’ focus is on securing royalties and streams over high-quality precious metals assets with established operators. As at December 31, 2023, the Company owns 89 royalties. Elemental Altus has 10 royalties that are currently paying, including five in Australia, two in Chile, and one each in Burkina Faso, Côte d’Ivoire and Mexico. The following table lists the producing and notable development royalty and stream interests that Elemental Altus currently owns either directly, or indirectly through its subsidiaries and associates as at the date of this report. Royalty Type means either a net smelter return (NSR), gross revenue royalty (GRR), net profit interest (NPI), or royalty per production ounce.

Project	Operator	Location	Commodity	Stage	Royalty Type
Amancaya	Austral Gold Ltd	Chile	Gold, silver	Production	2.25% NSR
Ballarat	Victory Minerals Pty Ltd	Australia	Gold	Production	1.25% NSR
Bonikro	Allied Gold	Cote d’Ivoire	Gold	Production	2.25% NSR
Cactus	Arizona Sonoran Copper Company	USA	Copper	Feasibility	0.68% NSR
Caserones	Lundin Mining Corp.	Chile	Copper	Production	0.473% NSR
Diba Lakanfla	Allied Gold Corp.	Mali	Gold	Construction	3% NSR
Karlawinda	Capricorn Metals Ltd	Australia	Gold	Production	2% NSR
Laverton	Focus Minerals Ltd	Australia	Gold	Feasibility	2% GRR
Mercedes	Bear Creek Mining Corp.	Mexico	Gold, silver	Production	1% NSR
Mt. Pleasant	Zijin Mining Group	Australia	Gold	Production	5% NPI or A$10/oz
Pickle Crow	FireFly Metals Ltd	Canada	Gold	Feasibility	2.25% NSR
South Kalgoorlie	Northern Star Resources Ltd	Australia	Gold	Production	A$5/oz
Wahgnion	Lilium Mining	Burkina Faso	Gold	Production	1% NSR

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

4.	PRINCIPAL ROYALTIES AND STREAMS

Karlawinda

Location:	Western Australia
Commodity:	Gold
Operator:	Capricorn Metals Ltd. (ASX:CMM) (“Capricorn”)
Royalty:	2% NSR royalty

Update

•	Q4 2023 gold production from Karlawinda was 30,399 ounces (Q4 2023: 29,310 ounces) in line with their full year 2024 (June year end) guidance range of 115,000 – 125,000 ounces.

•	On July 27, 2023, Capricorn declared an updated JORC 2012 compliant Ore Reserve and Mineral Resource update featuring an initial Resource for Karlawinda Gold Project East (“KGP East”), including an Indicated Resource of 1.3Mt @ 0.8g/t Au for 33koz of contained gold. While not yet material, the Resource area includes the Berwick and Muirfield deposits, which are entirely covered by Elemental Altus’ royalty, and is evidence of further satellite Resources proximal to the existing Karlawinda processing plant. Capricorn notes that drilling in late 2023 is planned with the aim of bringing KGP East into Reserves as a satellite pit.

•	In the same update, Capricorn announced their plans to commence a follow-up aircore drill program at the Vedas prospect, wholly covered by Elemental Altus’ royalty. The results from the planned drilling and previously outlined drilling during the June quarter are expected to form part of an initial Resource on the prospect in due course.

Caserones

Location:	Chile
Commodity:	Copper
Operator:	Lundin Mining Corp. (TSX:LUN) (“Lundin Mining”)
Royalty:	0.473% NSR royalty (held through associate company, SLM California)

Update

•	In Q4 2023, the Company received adjusted royalty revenue of $1.7 million, comprising $1.4 million of adjusted revenue attributable to the period and a $0.3 million adjustment based on an underaccrual in Q3 2023

•	On July 13, 2023, Lundin Mining (TSX: LUN) closed its previously announced acquisition of an initial 51% of Caserones from JX Nippon Mining and Metals for $950 million. Lundin Mining has the right to acquire up to an additional 19% interest in Caserones for $350 million over a five-year period commencing on the first anniversary of the date of closing.

•	Caserones produced 65,210 tonnes of copper and 2,024 tonnes of molybdenum on a 100% basis in H2 2023, meeting or exceeding guidance ranges due to strong throughput, grade and recoveries

•	Lundin has guided to 2024 production of 120,000 to 130,000 tonnes of copper and 2,500 to 3,000 tonnes of molybendum.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

Wahgnion

Location:	Burkina Faso
Commodity:	Gold
Operator:	Lilium Mining (“Lilium”)
Royalty:	1% NSR royalty

Update:

•	Q4 2023 gold sales from Wahgnion were 42,177 ounces (Q4 2022: 38,361 ounces).

•	On June 30, 2023 Endeavour Mining announced the sale of its Wahgnion and Boungou mines in Burkina Faso to Lilium Mining, a subsidiary of Lilium Capital, an African and frontier markets focused strategic investment vehicle led by West African / US entrepreneurs.

•	Lilium expects to produce 140,000 - 160,000 ounces of gold from Wahgnion in 2024.

Bonikro

Location:	Cote d’Ivoire
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	Up to 2.25% NSR royalty, capped at 560,000 ounces

Update

•	Production covered by the royalty in Q4 2023 was 29,667 ounces (Q4 2022: 1,555 ounces) due to the majority of production being sourced from royalty linked areas

•	On August 30, 2023, Allied Merger Corporation closing of a $267 million financing, execution of Business Combination Agreement with Allied Gold Corp Limited and Mondavi Ventures Ltd. and received conditional approval for a going public transaction. The former principals of Yamana Gold: Peter Marrone, Daniel Racine, Gerardo Fernandez, Sofia Tsakos and Jason LeBlanc, joined Allied's management team. On September 11, 2023, Allied commenced trading on the TSX under the ticker TSX:AAUC.

•	The Company owns an NSR royalty on an area of the mine known as ‘Pushback 5’ at Allied’s open pit Bonikro gold mine in Cote d’Ivoire. At gold prices above $1,450/oz, the NSR royalty is at an effective rate of 2.25%, capped at 560,000 ounces.

Cactus

Location:	USA
Commodity:	Copper
Operator:	Arizona Sonoran Copper Company (TSX:ASCU) (“Arizona Sonoran”)
Royalty:	0.68% NSR royalty

Update

•	Elemental Altus acquired the Cactus royalty in September 2023 from RCF Opportunities Fund L.P.

•	The royalty is a 0.68% NSR with an associated partial buyback right, allowing the operator to repurchase 0.14% for a consideration of $1.9 million before July 10, 2025.

•	On October 16, 2023, Arizona Sonoran announced an updated Mineral Resource Estimate (“MRE”) for the Cactus Project with highlights including 445,700 thousand short tons at 0.58% total soluble copper (“TSol”) for 5.17 billion pounds of copper in the Measured and Indicated (“M&I”) category, a 221% conversion of pounds from the inferred category and 357,600 thousand short tons leachable at 0.62% TSol for 4.43 billion pounds of copper in the M&I category, a 316% conversion of pounds from the Inferred category.

•	On December 14, 2023, Arizona Sonoran announced that it has entered into an option to joint venture agreement with Nuton, a wholly-owned subsidiary of Rio Tinto, to establish a strategic alliance for the deployment of the Nuton heap leach treatment technologies. The agreement grants Nuton the right and option to acquire between a 35% to 40% interest in the Cactus Project and follows Arizona Sonoran’s reporting of encouraging metallurgical results from the Nuton Phase 1 column leach program on December 13, 2023.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

Mercedes

Location:	Mexico
Commodity:	Gold & silver
Operator:	Bear Creek Mining Corporation (TSX-V:BCM) (“Bear Creek”)
Royalty:	1% NSR royalty

Update

•	Q4 2023 gold sales from Mercedes were 13,478 ounces (Q4 2022: 13,710 ounces).

•	Bear Creek report that efforts made to increase development, increase costs, eliminate operating inefficiencies and in improving staffing have been largely successful but it has taken longer than anticipated for these measures to be reflected in production. Tonnage produced from San Martin is now approaching 600 of the planned 800 tonnes per day and the grade of material being mined is increasing as mining moves to the higher-grade portion of the deposit.

South Kalgoorlie (SKO)

Location:	Western Australia
Commodity:	Gold
Operator:	Northern Star Resources Ltd (ASX:NST) (“Northern Star”)
Royalty:	Australian Dollar (“A$”)5/oz gold production royalty, A$0.5m Discovery Bonus on each new orebody above 250koz

Update

•	Elemental Altus owns a A$5/oz production royalty on Northern Star’s South Kalgoorlie Operations (SKO), acquired through Altus’ acquisition of a portfolio of royalties purchased in 2021 from Newcrest Mining.

•	In addition to the A$5/oz production royalty, a A$0.5m Discovery Bonus on each new orebody above 250koz. The first discovery bonus was paid in Q4 2023.

Ballarat

Location:	Victoria, Australia
Commodity:	Gold
Operator:	Victory Minerals Pty Ltd
Royalty:	1.25% NSR royalty, capped at A$25m in royalty payments

Update

•	The operator of the Ballarat Mine, Balmaine Gold Pty Ltd, entered administration in March 2023.

•	The administration concluded successfully and royalty revenue is expected to recommence from January 2024 with the new operator Victory Minerals Pty Ltd.

Diba Lakanfla

Location:	Mali
Commodity:	Gold
Operator:	Allied Gold ML Corp (“Allied”)
Royalty:	3% NSR uncapped royalty, stepping down to 2% NSR after 226k/oz exceeded

Update

•	Sale of the Korali-Sud Small Scale Mining Licence & Lakanfla Exploration Licence to Allied completed November 2023, with 3% NSR uncapped royalty forming part of the consideration.

•	As of December 31, 2023, Allied has identified Proven and Probable Mineral Reserves at Diba, totaling 280,000 ounces of gold contained within 6.1 million tonnes at a grade of 1.43 g/t. Additionally, the total Measured and Indicated Resource at Diba, inclusive of Mineral Reserves, is now estimated at 377,000 ounces of gold contained within 8.8 million tonnes at a grade of 1.33 g/t

•	Allied are expecting first gold production at Diba in H1 2024.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

5.	ROYALTY GENERATION

The following is a list of the Company’s evaluation and exploration projects which have or in the process of being disposed of.

Mali

On November 9, 2023, the Company completed the sale of Legend Mali (BVI) III Inc. and its subsidiaries to Allied Gold ML Corp (“Allied”). Through its subsidiaries Legend owned the Diba gold project in western Mali. The project is contiguous with the Sadiola Large Scale Gold Mining licence that is owned and operated by Allied. The consideration for the sale was an uncapped NSR royalty fair-valued at $11.2 million, with no buyback rights, of 3.0% on the first 226,000 ounces of gold produced and 2.0% on all future production in excess of 226,000 ounces from the project, a cash payment of $1 million paid on closing and a present value cash payment of up to $4.53 million is payable in deferred production based milestones.

Egypt

On August 28, 2023, the Company announced the signing and completion of a subscription agreement with In2Metals Explorer S.à r.l. (“In2Metals“) in respect of Akh Gold Ltd. (“Akh Gold“). In2Metals is beneficially owned by the Egyptian Sawiris family who, through the Agreement, is underlining its commitment to invest directly and proactively into the development of Egypt’s mining sector. In2metals is an affiliate of the Company’s cornerstone shareholder La Mancha Investments S.à r.l. (“La Mancha“).

Under the agreement, In2Metals has acquired an 80.1% interest in and assumed management control of the Company’s subsidiary Akh Gold, through the subscription for US$10 million in new Akh Gold shares over a four year period. The proceeds from the subscription will be applied to fund exploration of Akh Gold’s projects in Egypt. Elemental Altus will receive US$1.5 million in cash, a 1.5% Net Smelter Return (“NSR“) royalty across Akh Gold’s current projects in Egypt and will retain a 19.9% equity interest in Akh Gold upon completion of the US$10 million subscription, with pro rata co-funding rights thereafter.

Ethiopia

On July 21, 2023, the Company agreed the sale of 95% of Altau Resources Limited to Canadian incorporated ANS Exploration Corp. (“ANS”). The transaction consideration includes: two uncapped 2.5% NSR royalties, $200,000 in cash comprising $50,000 upfront and 5 quarterly payments of $30,000, up to a 5% equity interest in ANS upon any future Initial Public Offering of ANS equity and up to $1 million in milestone performance cash payments. The 5% equity interest retained in Altau will be non-dilutable until completion of a feasibility study. ANS has a 5 year buy-back option on up to 1% of the royalties for $1.5 million each.

The transaction is expected to close in H1 2024.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

6.	DISCUSSION OF OPERATIONS

The discussion of operations relates to the Company’s three and twelve months ended December 31, 2023 and 2022.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000
Revenue from royalties and streams	3,960	2,573	11,744	9,639
Depletion of royalty interests	(1,963)	(1,640)	(6,901)	(5,547)
Share of profit / (loss) of associates	821	(62)	2,158	74
General and administrative expenses	(2,245)	(1,260)	(7,215)	(3,085)
Project evaluation expenses	(575)	(83)	(575)	(316)
Impairment charge	(165)	(4,484)	(292)	(4,484)
Share-based compensation expense	-	(3,852)	(243)	(4,066)
Interest income	65	17	106	23
Interest and financing expenses	(677)	(1,669)	(2,648)	(4,475)
Fair value (loss) / gain on investments	450	(45)	106	(194)
Foreign exchange gains / (losses)	11	(417)	1	(281)
Other income	(9)	(8)	427	(8)
Tax expense/(recovery)	(461)	976	(1,292)	121
Gain on disposal	3,028	-	1,583	-
Hostile Bid expenses	-	-	-	(1,684)
Merger expenses	-	(1,564)	-	(3,928)
Net loss on discontinued operations	(62)	-	(860)	-
Net profit / (loss) for the period	2,178	(11,518)	(3,901)	(18,211)

Operating cash flows	981	296	1,993	(723)

Adjusted revenue(1)	5,649	2,815	17,855	10,537
Adjusted depletion(1)	(2,483)	(1,817)	(8,888)	(6,270)

Adjusted EBITDA(1)	2,766	1,005	9, 831	6,683

(1)  See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

Twelve months ended December 31, 2023

The Company recorded a net loss of $3.9 million for the year ended December 31, 2023, compared to a net loss of $18.21 million for the year ended December 31, 2022. The movement in net loss is due to a combination of factors, as discussed below.

Total revenue increased to $11.74 million (2022: $9.64 million) due to revenue from projects acquired through the Altus merger and increase in gold price in the period. No revenue was recorded for the Ming stream as no gold was received from the operator during the period. Adjusted revenue increased to $17.9 million (2022: $10.54 million) due to the inclusion of revenue from Altus’ Caserones royalty interest and further acquisition of the royalty interest in Caserones in the year, increasing the total NSR to 0.473%.

Depletion of royalty interests has increased to $6.9 million (2022: $5.55 million), which was linked closely to the increases in revenue listed above. Adjusted depletion increased to $8.89 million (2022: $6.27 million).

General and administrative expenses increased to $7.22 million (2022: $3.09 million) resulting from the absorption of Altus’ staff following the merger partly offset by savings in regulatory and operational costs from the combined operation. No costs were recorded in the period for either the Gold Royalty Corp. bid, hostile takeover or merger transaction and integration costs (2022: $5.62 million).

Project evaluation expenses increased to $0.58 million (2022: $0.32 million) primarily due to higher business development activities for potential acquisitions. Project evaluation expenses are those activities required to acquire and then manage the Company’s portfolio of royalty assets.

Impairment charges were $0.29 million (2022: $4.48 million) relating to Kwale and Mulgarrie in the year. The Company has been informed by the mine operators that that no more royalties will be received from the mines.

Share-based compensation decreased to $0.24 million (2022: $4.07 million) due to majority of the share options for the Group being issued post year end.

Interest and finance expenses reduced to $2.65 million (2022: $4.48 million) due to the lower rate of interest on the loan obtained through the refinancing in December 2022. A certain portion of the loan is subject to fluctuations in SOFR (see section 9).

Tax expense for the year has increased to $1.29 million (2022: $0.12 million recovery) due to the previous year balance includes the deferred tax recognition because of the Merger with Altus. The current year balance is formed majority of the withholding tax recognized on royalties and intercompany loans.

The gain on disposal of $1.58 million (2022: $nil), was formed of multiple transactions, these include: $0.96 million loss was recognized on the disposal of Aucam SA and Valnord SA on June 12, 2023; $0.48 million loss was recognized on the disposal of Akh Egypt Ltd on August 28, 2023; $2.19 million gain was recognised on the disposal of Mali on November 10, 2023 and $0.8 million gain was recognized on the disposal of the Ming gold stream.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

7.	SUMMARY OF QUARTERLY RESULTS

The following is selected financial data of the Company for the last eight quarters ending with the most recently completed quarter, being the three months ended December 31, 2023.

	THREE MONTHS ENDED
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023
	$’000	$’000	$’000	$’000
Total revenue	3,960	2,378	2,600	2,806
Adjusted revenue[1]	5,649	3,652	4,728	3,827
Total net profit/(loss)	2,178	(2,606)	(1,557)	(1,916)
Total net profit/(loss) per share – basic and diluted	(0.02)	(0.01)	(0.01)	(0.01)
Total assets	188,922	190,338	183,162	184,646

	THREE MONTHS ENDED
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
	$’000	$’000	$’000	$’000
Total revenue	2,573	2,789	2,082	2,195
Adjusted revenue[1]	2,815	3,445	2,082	2,195
Total Net loss	(11,518)	(3,134)	(2,352)	(1,207)
Total Net loss per share – basic and diluted	(0.08)	(0.03)	(0.03)	(0.02)
Total assets	185,928	188,236	84,742	86,675

1            See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

8.	LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2023, the Company’s cash balance was $11.29 million (2022: $17.48 million) with working capital of $32.84 million (December 31, 2022: $32.84 million).

During the year to December 31, 2023, the Company’s operating activities generated $1.99 million (2022: generated $0.72 million), while its investing activities used $5.56 million (2022: used $3.39 million), which included the acquisition of royalties from First Mining and additional royalties from Caserones, and its financing activities used $2.63 million (2022: generated $15.76 million).

The Company had no commitments to fund its royalties other than a contingent A$0.4 million payment on a portion of the Mount Pleasant gold royalty in Australia. At December 31, 2023, there had been no decision made to mine this portion of Mount Pleasant and therefore the contingent payment is not due.

The Company’s aggregate operating, investing and financing activities during the quarter plus a FX gain of $0.01 million on revaluation of cash balances resulted in a decrease in its cash balance of $6.19 million (2022: $11.37 million increase).

Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

9.	BORROWINGS

National Bank of Canada/Canadian Imperial Banking Corp. loan

On December 1, 2022, the Company entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a $40 million revolving credit facility (the “Facility”), with an option to increase to $50 million subject to certain conditions. The Facility has a term of 3 years, extendable through mutual agreement between the Company, NBC, and CIBC. Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility was entered into by the Company as borrower, NBC and its subsidiaries as Administrative Agent, Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent.

The Company has drawn down $30 million from the Facility at December 31, 2023, the Company recorded an interest expense of $2.65 million.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

10.	NON-IFRS MEASURES

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of adjusted EBITDA for the three and twelve months ended December 31, 2023 and 2022:

	Three months ended		Twelve months
	December 31,		December 31,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000
Net profit / (loss) from continuing operations	2,240	(11,518)	(3,041)	(18,211)
Interest income	(65)	(17)	(106)	(23)
Interest and finance expenses	677	1,669	2,648	4,475
Adjusted tax expense1	737	(911)	2,480	121
Adjusted depletion1	2,483	1,817	8,888	5,929
Depreciation of property, plant and equipment	7	20	62	36
Impairment charge	165	4,484	292	4,484
Fair value (gain) / loss on investments	(450)	45	(106)	194
Share-based compensation expense	-	3,852	243	4,066
Gain on disposal	(3,028)	-	(1,529)	-
Hostile & Merger expenses	-	1,564	-	5,612
Adjusted EBITDA	2,766	1,005	9,831	6,683

1 See Adjusted revenue, depletion and tax expense below.

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Adjusted revenue, depletion and tax expense

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

Adjusted depletion and adjusted tax expense are non-IFRS measures which include depletion and tax of the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

	Three months ended		Twelve months ended
	December 31		December 31,
	2023	2022	2023	2022
	$'000	$'000	$'000	$'000
Revenue from royalty, stream and other interests	3,960	2,573	11,744	9,639
Revenue from Caserones	1,689	242	6,111	898
Adjusted revenue	5,649	2,815	17,855	10,537
Depletion of royalty and stream interests	(1,963)	(1,640)	(6,901)	(5,409)
Depletion of Caserones	(520)	(177)	(1,987)	(520)
Adjusted depletion	(2,483)	(1,817)	(8,888)	(5,929)
Tax expense	(461)	976	(1,292)	121
Tax charge relating to Caserones	(276)	(65)	(1,188)	(242)
Adjusted tax expense	(737)	911	(2,480)	(121)

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

11.	FINANCING ACTIVITIES

During the twelve months ended December 31, 2023, the Company completed the following equity financing transactions:

•	On February 21, 2023, the Company issued 1,598,162 common shares at C$1.31 ($0.97) per common share as part of the acquisition of the First Mining royalty portfolio.

•	On July 18, 2023, the Company issued 2,395,109 common shares at C$1.18 ($0.90) per common share at a fair value of $0.90 million for performance share units options exercised.

•	On September 7, 2023, the Company issued 11,111,111 common shares at C$1.20 ($0.89) per common shares at a fair value of $10.00 million as consideration for the acquisition of Cactus and Nyanga royalties from RCF Opportunities Fund L.P.

During the twelve months ended December 31, 2022, the Company completed the following equity financing transactions:

•	On March 31, 2022, the Company completed a private placement of 9,275,000 common shares at C$1.51 ($1.21) per common share for gross proceeds of C$14.0 million ($11.2 million). In connection with the private placement, the Company incurred additional legal fees and other cash issuance costs of C$0.18 million ($0.15 million).

•	On August 16, 2022, the Company issued 69,688,995 common shares to Altus shareholders, fair valued at $67.3 million as determined by the trading price of the Company on the TSX-V.

•	On December 1, 2022, the Company and La Mancha signed an agreement by which La Mancha converted approximately $27,559,844 of loan principal and accumulated interest into 28,959,797 common shares of the Company fair valued at a price of C$1.23 ($0.91) per share.

•	On December 1, 2022, the Company and La Mancha signed an agreement by which On December 20, 2022, the Company completed a private placement of 3,970,997 common shares at C$1.28 ($0.94) per common share for gross proceeds of C$5.1 million ($3.7 million). In connection with the private placement, the Company incurred additional legal fees and other cash issuance costs of C$0.03 million ($0.03 million).

12.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

13.	ACCOUNTING STANDARDS RECENTLY ADOPTED

New accounting standards effective in 2023

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2023.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

14.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the twelve months ended December 31, 2023 and 2022 is as follows:

	Twelve months ended
	December 31
	2023	2022
	$’000	$’000
Salary, fees, pension and professional fees	1,729	1,185
Share-based compensation – PSUs and stock options	52	2,104
Total	1,781	3,289

Amounts due from related parties at December 31, 2023 of $1.1 million (December 31, 2022: $0.24 million) is a receivable of $0.24 million due from Aterian Plc in which the Company holds a 22.14% equity interest and $0.86 million receivable from Akh Gold Ltd which the Company holds a 19.9% equity interest.

On August 28, 2023, the Company entered into a subscription agreement ("Agreement") with In2Metals Explorer S.à r.l. (“In2Metals”) in respect of Akh Gold Ltd. In2metals is an affiliate of the Company’s shareholder La Mancha Investments S.à r.l.

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, investments, accounts receivable and other, accounts payable and accrued liabilities and borrowings which are all measured at amortized cost except for investments which are measured at fair value through profit or loss.

Discussions of risks associated with financial assets and liabilities are detailed below:

Market risk

Market risk is the risk that the Company’s future earnings will be adversely impacted by changes in market prices. Market risk for the Company comprises two types of risk: price risk and foreign currency risk.

Price risk

The price risk is the risk that the Company’s future earnings will be adversely impacted by changes in the market prices of commodities. In addition, the Company’s investments in listed securities are subject to movements in their respective share price.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Sterling, Australian Dollar, Canadian Dollar and US Dollar as well as Egyptian Pound and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s CAD, GBP and AUD denominated monetary assets and liabilities at December 31, 2023, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would result in an increase of approximately $0.11 million in the Company’s net loss. A 10% increase (decrease) of the value of other currencies relative to the US Dollar would not have a material impact on net loss.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest-bearing financial assets and liabilities that the Company uses. Treasury activities are managed using procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest- bearing liabilities comprise the loan drawn under the revolving credit facility with NBC and CIBC which bears interest at a rate of SOFR plus 2.50% - 3.75% per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Fair values

It is the Board’s opinion that the carrying values of the cash and cash equivalents, other receivables, all trade and other payables in the condensed interim consolidated statement of financial position approximate their fair values due to their short-term nature. The estimated fair value of the NBC/CIBC loan at December 31, 2023 was $30.0 million, based on a Level 1 fair value hierarchy. Majority investments are carried at fair value, which is a Level 1 valuation based on the published prices of listed securities.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and in the risk characteristics of underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

16.	OUTSTANDING SHARE DATA

Common shares

As at the date of this MD&A, the Company had 195,990,392 common shares issued and outstanding.

Stock Options and Performance Share Units

The following is a summary of Elemental Altus’ issued and outstanding stock options and PSUs at the date of this MD&A:

Type	Expiry Date	Exercise Price		Trading Price Hurdle		Number Outstanding	Number Exercisable

Stock options
	July 28, 2025	C$	1.50		-	825,000	825,000
	December 20, 2027	C$	1.40		-	6,375,000	6,375,000
	February 28, 2029	C$	1.15		-	2,980,000	745,000
Altus replacement options
	August 28, 2025	C$	1.92		-	2,182,946	2,182,946
	August 20, 2026	C$	1.92		-	59,400	59,400
	February 9, 2027	C$	1.70		-	1,149,390	1,149,390
Performance Share Units
	July 28, 2025		-	C$	1.70	160,000	160,000
	July 28, 2025		-	C$	2.20	340,000	-
Restricted Share Units
	February 28, 2029	C$	1.05		-	1,300,000	-
Total stock options, PSUs, and Altus replacement options						15,371,736	11,496,736

17.	RISKS & UNCERTAINTIES

For detailed risks and uncertainties, refer to the Annual Information Form (“AIF”) dated May 1, 2023 which is available on the Company’s SEDAR profile at www.sedarplus.ca

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

18.	FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company's financial guidance, outlook, the completion of mine expansion under construction phases, and the results of exploration and timing thereof, at the mines or properties that the Company holds an interest in, future royalty payments relating to royalties and streams the Company holds an interest in, and refinancing of the debt. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations, interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict including the impact of the war in Ukraine which has affected energy and food prices, global pandemics, including the COVID-19 pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments, compounded by the effects of the war in Ukraine which have also affected energy and food supplies; business opportunities that become available, or are pursued; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Elemental Altus. The Company assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.

ELEMENTAL ALTUS ROYALTIES CORP. (FORMERLY ELEMENTAL ROYALTIES CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

(Expressed in US Dollars, unless otherwise indicated)

Qualified Person:

Richard Evans, FAusIMM, is Senior Vice President Technical of Elemental Altus. Richard Evans is a qualified person under NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this document.